September 15, 2006

Mail Stop 4561

Mr. Kerry Killinger
Chairman and Chief Executive Officer
1201 Third Avenue
Seattle, Washington 98101

Re: Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed August 9, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File Number: 001-14667

Dear Mr. Killinger:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K/A, filed August 9, 2006

Management's Discussion and Analysis, page 15

1. We note your disclosure on page 18 regarding redeployment of certain back-office support operations to more cost-effective labor markets and the consolidation of other administrative support facilities as part of your ongoing productivity and efficiency initiatives. In future filings please include a more detailed discussion of your productivity and efficiency initiatives, specific changes to your plans during the periods presented, and the expected impact and timing of the impact on your results of operations and financial condition. Please provide us with your proposed future disclosure.

Capital Adequacy, page 48

2. We note that in October 2005 you entered into an agreement with an investment bank under which you repurchased 15.5 million shares of your outstanding stock. In future filings please describe the benefits, costs, and any risks of entering into this type of transaction compared to open market purchases. Please provide us with your proposed future disclosure.

3. In addition, please include a description of your related accounting policies, including the impact on earnings per share, in your financial statement footnotes. Provide all of the disclosures required by paragraph 50 of EITF 00-19. Refer to EITF 99-7 and EITF 00-19. Please provide us with your proposed future disclosure.

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 99

4. In future filings please disclose your accounting policies related to your restructuring plans; including a separate description of policies related to termination benefits, consolidation of facilities and relocation of employees, contract termination costs, and other associated costs. To provide readers with information useful in assessing the overall effects of your productivity and efficiency initiatives on your ongoing operations, please include a separate financial statement footnote with detailed discussion of your restructuring plans and to provide all of the disclosures required by paragraph 20 of SFAS 146. Please provide us with your proposed future disclosure.

Derivatives and Hedging Activities, page 104

5. We note your disclosure that use of the shortcut method in applying SFAS 133 is limited to certain borrowings and available-for-sale securities. For each hedging relationship for which you apply the shortcut method, please tell us the following:

    • the nature and terms of the hedged item or transaction, including any conversion features, embedded options, or interest rate deferral features;
    • the nature and terms of the derivative instruments;
    • the specific documented risk being hedged;
    • whether you hedge on an individual or portfolio basis; and
    • how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

Form 10-Q for the period ended June 30, 2006, filed August 9, 2006

6. In future Forms 10-Q, if your productivity and efficiency improvement initiatives or the expected financial statement impact change during the interim periods, please include a footnote that clearly describes the changes and provides the disclosure required by paragraph 20 of SFAS 146. Note that the disclosure requirement specified in paragraph 20 of SFAS 146 covers the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed. In addition, please expand your interim management's discussion and analysis to provide a more detailed discussion and analysis of your plans, changes to the plans, and the estimated impact and timing of the impact on your results of operations and financial condition. Please provide us with your proposed future disclosure.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3449, if you have questions regarding these comments.

Sincerely,

Joyce Sweeney
Senior Staff Accountant